Exhibit 99.2

Nova Minerals Limited Announces Closing of Public Offering

Caufield, Australia, September 25, 2024 — Nova Minerals Limited (“Nova” and the “Company”) (Nasdaq NVA, NVAWW) (ASX: NVA), (FRA: QM3), a gold and critical minerals exploration stage company focused on advancing the Estelle Gold Project in Alaska, U.S.A., today announced the closing of its underwritten public offering of 473,000 American Depositary Shares (“ADS”), with an ADS-to-ordinary-share ratio of 1 to 60, at a price to the public of $5.00 per ADS, which includes 43,000 ADSs issued pursuant to the full exercise of the underwriter’s over-allotment option, for aggregate gross proceeds of $2,365,000, before deducting underwriting discounts and offering expenses.

The Company intends to use the proceeds for resource and exploration field programs, including additional drilling and exploration, feasibility studies, and general working capital.

ThinkEquity acted as sole book-running manager for the offering.

A registration statement on Form F-1 (File No. 333-282224) relating to the public offering was filed with the Securities and Exchange Commission (“SEC”) and became effective on September 23, 2024. This offering is being made only by means of a prospectus. Copies of the final prospectus may be obtained from ThinkEquity, 17 State Street, 41st Floor, New York, New York 10004.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Nova Minerals Limited

Nova Minerals Limited is a Gold, Antimony and Critical Minerals exploration and development company focused on advancing the Estelle Project, comprised of 514 km2 of State of Alaska mining claims, which contains multiple mining complexes across a 35 km long mineralized corridor of over 20 advanced Gold and Antimony prospects, including two already defined multi-million ounce resources, and several drill ready Antimony prospects with massive outcropping stibnite vein systems observed at surface. The 85% owned project is located 150 km northwest of Anchorage, Alaska, USA, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Barrick’s Donlin Creek Gold Project and Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant Antimony deposits and was a historical North American Antimony producer.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Nova Minerals Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the public offering filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Nova Minerals Limited undertakes no duty to update such information except as required under applicable law.

For Additional Information Please Contact

Craig Bentley

Director of Finance & Compliance & Investor Relations

E: craig@novaminerals.com.au

M: +61 414 714 196

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